Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Sankyo’s Chinese Subsidiary Acquires Medicine Management Certificate

Tokyo, June 16, 2006 – Shanghai Sankyo Pharmaceuticals Co., Ltd., the Chinese subsidiary of Sankyo Co., Ltd. (a subsidiary of DAIICHI SANKYO COMPANY, LIMITED) acquired a medicine management certificate. The company’s newly acquired status will allow it to conduct wholesaling of the parent company’s pharmaceutical finished products in China.

Until now, Shanghai Sankyo Pharmaceuticals Co., Ltd. could only sell drugs which it had manufactured itself. However, the company will now be allowed to import and sell finished products manufactured by Sankyo (and in the future by DAIICHI SANKYO COMPANY, LIMITED). An expansion of the company’s product lineup is anticipated in the future.

This is the first time that a foreign drug manufacturer in China has acquired such status. The company intends to start importing and selling Sankyo finished products beginning with the anticancer drug Nidran® from the middle of this year.

About Shanghai Sankyo Pharmaceuticals Co., Ltd.

Established: November 1999

Capital: $53 million

Business type: Joint business with Shanghai Zhangjiang Hi-Tech Park Development Co., Ltd.

Current product lineup: Mevalotin® tablets, Loxonin® tablets, Banan® tablets, Asmeton® capsules

Future product lines: Olmesartan tablets, Banan® dry syrup, Kremezin® granules